Exhibit (a)(1)(I)

ISILON SYSTEMS, INC.

INSTRUCTIONS FORMING PART OF THE

TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form. A properly completed and duly executed election form must be received by Isilon by 5:00 p.m. Pacific Time on May 22, 2009 (unless the offer is extended). We will not accept delivery of any election form after expiration of the offer. If we do not receive a properly completed and duly executed election form (either electronically through the offer website or through a paper election form) from you before the expiration of the offer, we will not accept your eligible options for exchange and such eligible options will not be exchanged pursuant to this offer.

If you are not able to submit your election via the offer website for any reason (including technical failures at the website or your inability to access the website), a properly signed and completed election form must be received by fax at (206) 777-7855 before 5:00 p.m., Pacific Time, on May 22, 2009. To obtain a paper election form, please either print the election form from the offer website or send an e-mail to equitybenefits@isilon.com.

Isilon intends to confirm the receipt of your election form by e-mail within two U.S. business days. If you have not received an e-mail confirmation that Isilon received your response, we recommend that you confirm that we have received your election form. If you need to confirm receipt after two U.S. business days have elapsed, you may e-mail equitybenefits@isilon.com.

You may change your mind after you have submitted an election form and submit a new election form at any time before the expiration date, which is expected to be May 22, 2009, at 5:00 p.m. Pacific Time, unless the offer is extended. If we extend the expiration date, you may submit a new election form with respect to some or all of your eligible options at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before 5:00 p.m., Pacific Time, on May 22, 2009 (unless we extend the offer).

To validly change your election, you must access the offer website at https://isilon.equitybenefits.com and complete and deliver a new election form electronically or fill-out and deliver a new paper election form by fax to (206) 777-7855 before the expiration of the offer. You should print or make a copy of your new election form and confirmation statement (if you submit electronically) and keep those documents with your other records for the offer.

While participation in the offer is completely voluntary, if you elect not to exchange some or all of your eligible options pursuant to the offer, then you will retain the eligible options under their original terms.

2. Exchange. If you intend to exchange your eligible options pursuant to the offer, you must access your account at the offer website at https://isilon.equitybenefits.com, properly complete and execute the election form or fill out and properly submit a duly executed and dated paper election form.

3. Signatures on This Election Form. You must electronically sign the election form if you submit your election through the offer website. If you submit a paper election form you must physically sign the election form.

4. Requests for Assistance or Paper Copies. If you need paper copies of the offer documents or the election forms, you should e-mail equitybenefits@isilon.com. Copies will be furnished promptly at Isilon’s expense. You can also view and print documents at https://isilon.equitybenefits.com. For general questions concerning this offer, please e-mail equitybenefits@isilon.com.

5. Reservation of Rights. Isilon reserves the right, at our discretion, at any time, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which this offer is open, we will give you written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to make or withdraw elections for your eligible options until the extended expiration date. If we extend the offer, we will issue a press release, e-mail or other form of communication no later than 6:00 a.m., Pacific Time, on the next U.S. business day after the previously scheduled expiration date.

We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer by giving written notice of the termination or postponement to you or by making a public announcement of the termination.

Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, to amend the offer in any respect, including by decreasing or increasing the consideration offered in this offer or by decreasing or increasing the number of options being sought in this offer.

6. Important Tax Information. If you are a U.S. tax resident, you should refer to Section 14 of the offer to exchange, which contains material U.S. federal income tax information concerning the offer. If you are an employee residing outside the U.S., you should refer to Schedules C-J of the offer to exchange. We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the federal, state, local and/or country related tax consequences of participating or not participating in the offer.

7. Copies. You should print a copy of this election form, after you have completed and electronically signed it, and retain it for your records, or you should make a copy of your paper election form and retain it for your records.

8. Paper Delivery. Please remember that if you are not able to submit your election electronically via the offer website as a result of technical failures of the offer website, such as the offer website being unavailable or the offer website not accepting your election, or if you do not otherwise have access to the offer website for any reason (including lack of internet services), you must complete a paper election form and fax it to (206) 777-7855 before 5:00 p.m., Pacific Time, on May 22, 2009 (unless the offer is extended). To obtain a paper election form, please either print this election form or e-mail equitybenefits@isilon.com.

IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE, A VALID, COMPLETED AND

SIGNED ELECTION FORM MUST BE RECEIVED BY ISILON BY 5:00 P.M., PACIFIC TIME, ON

MAY 22, 2009 (UNLESS WE EXTEND THE OFFER).